FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 26, 2002 PE

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Three press releases dated April 24 and April 25, 2002, announcing (i) Air products and Technip-Coflexip extend alliance through 2011 (ii) Appointment (iii) Contract for design and construction of Goro nickel-cobalt project in New Caledonia.

TECHNIP-COFLEXIP

Paris-La Défense, April 24, 2002

PRESS RELEASE

AIR PRODUCTS AND TECHNIP-COFLEXIP EXTEND ALLIANCE THROUGH 2011

Companies to complete 16th & 17th Hydrogen Facilities in 2002

For nearly 10 years Air Products and Chemicals, Inc. (NYSE: APD) and the Technip-Coflexip Group (NYSE: TKP and Euronext: 13170) have provided the worldwide refining industry with competitive technology plus world-class safety and reliability with "over the fence" hydrogen supply. Refiners can now count on this cooperation for another decade as Air Products and Technip-Coflexip announced today the signing of a 10-year agreement extending this successful alliance through 2011.

Both companies bring a long history of hydrogen experience to their role in the alliance. Technip-Coflexip provides the design and construction expertise for steam methane reformers. Air Products provides the gas clean up technology and, through it's operating network brings operational and engineering knowledge to "design-in" high reliability and efficiency, and then operates and maintains the facilities for customers under long-term agreements. Through this extended collaborative agreement Air Products and Technip-Coflexip will also pursue research and development to further enhance their offering which now ranges from one million to 100 million standard-cubic-feet-per-day (SCFD).

"We look forward to another decade of working with Technip-Coflexip. This alliance has been a very successful one, as evidenced by a track record of 15-plus projects," said Scott A. Sherman, Air Products' vice president and general manager, Chemical and Process Industries. "This team has consistently provided our customers with superior plant technology and performance based on competitive plant design, faster bid responses and shorter project schedules. Our alliance, in particular, has helped the refining industry meet their increased hydrogen needs to comply with clean transportation fuel regulations without the extensive upfront engineering and capital costs involved with buying, owning and operating plants."

"Technip-Coflexip has enjoyed the benefits which have come from the strength of a 10 year relationship between Air Products as owner-operator and Technip-Coflexip as designer-contractor," said Larry D.J. Pope, President and CEO of Technip-Coflexip USA. "The safety, operational and cost benefits of our teams working together to build almost a billion standard cubic feet per day of hydrogen have provided our customers with unique value that only this relationship could have provided."

TECHNIP-COFLEXIP

The initial alliance agreement, signed in 1992, was to supply on-site hydrogen to the North American refining industry. In 1995, the two companies expanded the geographic scope of their alliance to include building and operating hydrogen production facilities for the industry on a global basis.

Together the two companies have successfully completed 15 projects to date, beginning with a 25 million SCFD hydrogen plant at Tosco Refining Company's Avon refinery near Martinez, California in 1994. Most recently, the alliance completed the on-time start-up of a 100 million SCFD hydrogen facility at The Premcor Refining Group, Inc. 250,000 barrel per day oil refinery in Port Arthur, Texas, which is the alliance's largest plant to date. At Port Arthur, the project scope also went beyond reliable delivery of hydrogen, as significant quantities of steam and power are also provided to Premcor from an integrated gas turbine. Air Products' and Technip-Coflexip's 16th and 17th projects are currently underway in Europe. Scheduled for start-up in 2002, are a project in the U.K., and a 60 million SCFD hydrogen facility to supply Repsol-YPF's new hydrocracker.

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Air Products and Chemicals, Inc. (www.airproducts.com) is the world's only combined gases and chemicals company. Founded more than 60 years ago, the business has annual revenues of $5.7 billion and operations in 30 countries. Air Products is a market leader in the global electronics and chemical processing industries, and a longstanding innovator in many industrial markets, including coatings, adhesives and polyurethanes. The company distinguishes itself through its 18,000 employees around the world, who build lasting relationships with their customers and communities based on understanding, integrity and passion.

With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.
TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

TECHNIP-COFLEXIP

For further information contact:

AIR PRODUCTS

Media Inquiries:
Art George, tel: (610) 481-1340; e-mail: georgeaf@apci.com.

Investor Inquiries:
Alexander W. Masetti, tel: (610) 481-7461; e-mail: masettaw@apci.com.

TECHNIP-COFLEXIP

Sylvie Hallemans
Press Relations
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

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TECHNIP-COFLEXIP

Paris-La Défense, April 24, 2002

PRESS RELEASE

APPOINTMENT

Ivan REPLUMAZ has recently joined the Technip-Coflexip group, as Senior Vice President, Business and Operations of the Offshore Branch. He reports directly to the President of the Offshore Branch, Thomas Ehret.

Commenting on the appointment, Thomas Ehret stated: "I'm particularly pleased to welcome Ivan Replumaz. Given the growth prospects for the offshore sector, his arrival in the Group represents a first-rate addition for the successful development of our projects in Africa, Central Asia, Brazil, the Gulf of Mexico and the rest of the world."

Ivan REPLUMAZ (50), a graduate engineer of the "Ecole Polytechnique" and of the "Ecole Nationale des Ponts et Chaussées", worked for the Bouygues group from 1974 to 2001. Among his positions there, he was: Executive Vice President of Bouygues Offshore from 1985 to 1989, then Managing Director from 1989 to 1994, then Chairman and CEO from 1994 to 1999 and, at the same time Managing Director of Bouygues International Building Division from 1995 to 1999. Before joining Technip-Coflexip, he had been, from 1999 to 2001, Managing Director of Bouygues Construction, responsible for "Building" activities (as Chairman and CEO of Bouygues Bâtiment) and "Energy services" (as Board Member of Bouygues Offshore).

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, April 25, 2002

PRESS RELEASE

CONTRACT FOR DESIGN AND CONSTRUCTION OF GORO NICKEL-COBALT PROJECT IN NEW CALEDONIA

The company Goro Nickel, of the Canadian group INCO, signed a contract today in Nouméa with Technip-Coflexip (NYSE : TKP and Euronext : 13170), in association with the American group Bechtel, for the engineering, project management, procurement of equipment and materials and construction of a nickel- cobalt production complex at Goro, in the south of New Caledonia.

This engineering and project management contract represents about 12% of the overall targeted investment, which amounts to US \$ 1.4 billion.

This contract follows the selection by Goro Nickel, in June 2001, of the joint venture Bechtel/Technip-Coflexip (62%/38%) as Project Manager for the development of the project in association with Hatch Associates of Canada, as designated subcontractor of the joint venture.

The Goro complex will have an annual production capacity of 54,000 tons of nickel and 5,400 tons of cobalt. The facilities include a hydrometallurgical ore processing plant, mining facilities, a power plant, chemical plants, a port and other infrastructures.

The services will be performed by an integrated project team formed with personnel from the partners of the joint venture. The initial basic engineering phase has been completed. Goro Nickel has already obtained the construction permit and earthworks have begun on the site. Detailed engineering will be carried out from Brisbane, Queensland, Australia, with the participation of Technip-Coflexip's engineering center in Kuala Lumpur, Malaysia. Numerous French and in particular New Caledonian firms will be participating in the project.

Production at the Goro complex is scheduled to begin at the end of 2004.

TECHNIP-COFLEXIP

With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2002

TECHNIP-COFLEXIP

By: ______________

Name: Patrick Picard

Title: Corporate Secretary